EXHIBIT 21.1


                           SUBSIDIARIES
                                OF
                          TBC CORPORATION


      As of December 31, 1998, TBC Corporation had four subsidiaries, each of which was wholly-owned by TBC Corporation. The subsidiaries and their states of incorporation were as follows:


            Name of Subsidiary               State of Incorporation

            Big O Tires, Inc.                     Nevada

            Carroll's, Inc.                       Georgia

            Northern States Tire, Inc.            Delaware

            TBC International, Inc.               Delaware



      In addition, TBC Corporation has other subsidiaries which it owns indirectly through the above-named subsidiaries. Such indirectly-owned subsidiaries are not named because they would not, if considered in the aggregate as one subsidiary, constitute a "significant subsidiary," as defined in Rule 1.02(w) of Regulation S-X.





















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